Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

MOBIV ACQUISITION CORP

Mobiv Acquisition Corp (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

1.

The Amended and Restated Certificate of Incorporation of the Corporation (the “Charter”) is hereby amended by deleting Section 9.1(b) thereof in its entirety and inserting the following in lieu thereof:

“(b) Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on or about June 1, 2022, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay taxes, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination by July 15, 2023 (or February 8, 2024 if the Corporation extends the period of time to consummate an initial Business Combination) and (iii) the redemption of shares in connection with a vote seeking to amend such provisions of this Amended and Restated Certificate as described in Section 9.7. Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are the Sponsor or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.”

2.	The Charter is hereby further amended by deleting Section 9.2(d) thereof in its entirety and inserting the following in lieu thereof:

“(d) In the event that the Corporation has not consummated an initial Business Combination by July 15, 2023, the Chief Executive Officer or Chief Financial Officer, without further shareholder vote, may extend the period of time to consummate an initial Business Combination from July 15, 2023 to August 8, 2023 and thereafter up to six times, by an additional one month each time (each an “Extension”), for a total of up to 18 months from August 8, 2023 (the latest date of any such Extension is referred to as the “Extended Date”); provided that, in the case of each Extension, the Sponsor (or its affiliates or designees) (i) has provided to the Corporation a notice of such Extension no later than five business days prior to (A) July 15, 2023 or, if a further Extension is exercised, (B) the then-applicable Extended Date, and (ii) will deposit into the Trust Account on the then-applicable Extended Date, commencing with the Extension beginning July 15, 2023, an amount equal to the lesser of (A) $100,000 and (B) $0.05 per share for each Offering Share that is not redeemed in connection with the approval of Extensions of the Extended Date (such an amount, a “Deposit Amount”), which such Deposit Amount shall be used to fund the redemption of the Offering Shares as provided in this Section 9.2(d). In the event that the Corporation does not consummate a Business Combination by the later of (A) July 15, 2023 or (B) the then-applicable Extended Date, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

3.	The Charter is hereby further amended by deleting Section 9.7 thereof in its entirety and inserting the following in lieu thereof:

“Additional Redemption Rights. If, in accordance with Section 9.1(a), any amendment is made to this Amended and Restated Certificate (a) to modify the substance or timing of the Corporation’s obligation to redeem 100% of the Offering Shares if the Corporation has not consummated an initial Business Combination by July 15, 2023 (or up to 18 months from August 8, 2022 if the Company extends the period of time to consummate an initial Business Combination) or (b) with respect to any other material provisions of this Amended and Restated Certificate relating to stockholders’ rights or pre-initial Business Combination activity, the Public Stockholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable), divided by the number of then outstanding Offering Shares; provided, however, that any such amendment will be voided, and this Article IX will remain unchanged, if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation.

4.	The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed and acknowledged this 7th day of July, 2023.

Mobiv Acquisition Corp.

By:	/s/ Peter Bilitsch
Name:	Peter Bilitsch
Title:	Chief Executive Officer